Exhibit 99.2

Announcing the New Executive Leadership Team for the Combined Company

After a very thoughtful review of our leadership needs moving forward as a newly combined company, I am very pleased to announce the new Executive Leadership Team (ELT) and some additional leaders, for the combined company. The team is a blend of both Option Care and BioScrip Executives and will create one of the strongest leadership teams in all of health care. These changes will take effect immediately after the merger transaction is closed and these individuals will continue to fulfill their existing roles and responsibilities until that time.

As previously announced, Mike Shapiro will lead our Finance and Accounting teams as Chief Financial Officer. In addition to Mike’s current leadership team, John McMahon, currently BioScrip’s VP Controller and Chief Accounting Officer will also be joining the Finance Team as the new SVP, Corporate Finance. John will continue to work out of the Denver office. Mike will also retain overall responsibility for the combined Revenue Cycle Management functions as we work to integrate and optimize our cash collections process.

As announced last week, Harriet Booker, currently the COO of BioScrip, will become our new Chief Operating Officer, and will have responsibility for our entire field operations teams as well as serve as the Chief Integration Officer for all our merger integration activities. As a result, Julie Koenig, Option Care’s SVP of Operations, will report to Harriet and continue to play an integral role in our organization.

In light of the merger and the vital importance to both maintain a seamless transition with our customers, as well as put greater focus on the breadth of our strategic relationships across our payor, health systems and manufacturer partners, I have decided to split our Commercial function into two areas. Chris Hartman, Option Care’s current Chief Commercial Officer will lead our field Sales teams and our Marketing team as our new Chief Growth Officer. Chris will be responsible for effectively integrating our combined field sales and clinical transition/liaison teams into a market powerhouse to drive even greater growth and market share gains. He will also lead our Marketing team as we launch our new company brand and effectively differentiate us in the marketplace. The future Sales organizational structure and leadership will be announced once the merger closes.

Rich Denness, currently the Chief Commercial Officer for BioScrip, will take on the new role as Chief Strategy Officer and will have responsibility for leading our Market Access, Health Systems, Procurement and Business Development teams. Matt Deans will continue in his role as SVP, Business Development and will now report directly to Rich. Matt will retain leadership over Business Development, Trade Relations, Women's Health and the CSI Network. Matt will also continue to advance our Ambulatory Infusion Center strategy and incubate new business ventures. Bob Roose, SVP Procurement at BioScrip, will report to Rich as we look to drive significant savings in our drug and supply costs.

Brenda Wright will continue in her role as Senior Vice President, Clinical Services and maintain responsibility for clinical leadership, establishing standards of care and leading the Company’s quality initiatives. Keyur Mehta, BioScrip’s Vice President of Clinical Services, will move into an integration role immediately following the close, and will continue reporting to Harriet. His long tenure in a multitude of leadership roles in infusion (including having been an Option Care franchise owner!) will be a critical success factor in our integration efforts.

Brett Michalak will continue in his role as Chief Information Officer and will be responsible for all aspects of Information Technology ensuring alignment of technology initiatives, development, operations and information security for the Company. He will also continue to lead our Information Security, Business Analytics and Project Management Office teams. I am also asking Brett to help support our efforts to help standardize and harmonize the platforms we use for Patient Administration, Pharmacy Management and Revenue Cycle Management and bring a comprehensive set of tools and processes that will drive meaningful improvements in our velocity of cash collections. Brett and his team will work closely with Harriet and will be instrumental in helping us achieve our Integration plans. Also, joining the IT Team will be Arcot Prakash in the new role of Vice President, Information Technology reporting to Brett. In this role, Arcot will be responsible for technology development, deployment and support.

Cliff Berman will continue in his role as General Counsel and Corporate Secretary and will have responsibility for all the Company’s legal and regulatory affairs.

Cari Reed will continue in her role as the Company’s Chief Compliance and Privacy Officer and will have responsibility for all compliance activities.

Mike Rude will continue in his role as Chief Human Resources Officer and will lead our Human Resource and Communications teams.

With these leadership appointments, I want to take this time to extend my thanks and appreciation to the following people for their leadership and efforts in their respective functions, and for their continued help and leadership during this integration planning phase.

As previously announced, Dan Greenleaf will be leaving the company after the merger closes and will become an Advisor to the new Company’s Chairman of the Board of Directors and to me as CEO -- helping ensure a smooth transition and integration of the two companies. Dan has been and will continue to be a great partner of mine as we prepare our respective businesses for the merger and his experience and knowledge are invaluable as we navigate the direction forward.

Steve Deitsch, SVP, CFO and Treasurer, Leslie McIntosh, SVP, Chief Human Resources Officer, and Kathryn Stalmack, SVP, General Counsel for BioScrip, will be leaving the company shortly after the merger closes. Their insights and leadership during this planning phase have been critical to our successful integration and I am truly thankful for their professionalism and commitment to the organization for ensuring a smooth and effective transition.

With the Executive Leadership Team now in place, we will begin to finalize the organizational structures underneath each of the leaders. Between now and the merger closing date, we will be working to define the organizational model and select the direct reports to each ELT member. We will announce the next level of leadership on Day 1 after the merger closes. While we anticipate the deal will close sometime in the third quarter, it may close as early as late July. The next step in the merger process is to obtain clearance from the SEC and then schedule and hold a BioScrip shareholder vote on the merger. More information will be communicated on the progress we are making to accomplish these objectives as soon as it becomes available.